SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F           X                 Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes                            No           X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

CNH GLOBAL N.V.
Form 6-K for the month of April 2007
List of Exhibits:
1.	News Release entitled, “U.S. Army Awards Case Contract Valued at More Than US$160 Million”

For Immediate Release
Contact:

Thomas Witom 847/955-3939 thomas.witom@cnh.com	Jane Cooper 630/377-2555 jcooper@cooperhong.com
U.S. ARMY AWARDS CASE CONTRACT VALUED
AT MORE THAN US$160 MILLION
3,400 Units to be Manufactured in Wichita, Kan.
RACINE, Wis. (April 24, 2007) — The U.S. Army TACOM (Tank-Automotive and Armaments Command) today announced the award of a contract valued at more than $160 million to Case Construction Equipment to build nearly 1,500 compact track loaders and more than 1,900 skid steers during a 10-year period.
Jim Hasler, vice president, Case Construction Equipment, said, “Case earned this award based on our response to a request for proposal that included among its key criteria the ability to support the vehicles with parts and technical services globally, the technical performance and reliability of our machines, and our past performance in supporting other military contracts. In all these areas, Case was evaluated as ‘Excellent,’ and Case skid steers and compact track loaders were deemed to provide the best overall value to the military.”
The machines comply with current emissions requirements and will be built at the Case manufacturing plant in Wichita, Kan., to exclusive military specifications. Each machine will be delivered with four specialized attachments that will allow the Army to use the machines in a variety of applications, from traditional digging and loading operations to moving palletized materials and demolishing concrete.
(more)

Page Two / U.S. Army Awards Case $160 Million Contract
Case will deliver the first test machines in 2008, with proposed production continuing through 2017.
During the past 36 months, Case has earned military contracts valued at more than $270 million. In 2005, Case was awarded a contract to deliver more than 500 new backhoe loaders to U.S. Army forces around the globe.
“The ability of Case to provide service and support to the military has increased the number of contracts we have been awarded and we look forward to the opportunity to earn additional work from the military in the future,” Hasler said.
Other current Case contracts with the U.S. military include the remanufacturing, resetting or re-powering of select models of Case forklifts and wheel loaders that have been in service for 20 years or more.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com.
# # #

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

April 24, 2007